Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our ratio of earnings to fixed charges is as follows:

	Six Months
	Ended
	June 30, 2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before provision for income taxes and noncontrolling interest	$94,343	$78,225	$43,124	$(45,321)	$(440,859)
Interest expense and other	40,155	63,399	57,894	62,919	5,748
Portion of rents representative of the interest factor(1)	6,990	11,994	13,480	35,516	38,850
	$141,488	$153,618	$114,498	$53,114	$(396,261)
Fixed charges:
Interest expense, including amount capitalized	$40,998	$74,624	$73,603	$85,361	$8,886
Portion of rents representative of the interest factor(1)	6,990	11,994	13,480	35,516	38,850
	$47,988	$86,618	$87,083	$120,877	$47,736
Ratio of earnings to fixed charges(2)	2.95x	1.77x	1.31x	—	—

(1)	33% of rental expense
(2)	For the years ended December 31, 2014 and 2013, earnings were deficient to cover fixed charges by $67,763 and $443,997, respectively, primarily as a result of operating losses.